Exhibit 99.1

Credit Industry Leader Joins China Rapid Finance Board of Directors

Zhou Ji’an, Executive Director and General Manager of China United SME Guarantee Corporation, brings significant capital markets know-how and financial industry experience

SHANGHAI, Oct 24, 2017 / PRNewswire / — China Rapid Finance Limited (“China Rapid Finance” or the “Company”) (NYSE: XRF), one of China’s largest consumer lending marketplaces, today announced the appointment of Zhou Ji’an, Executive Director and General Manager of China United SME Guarantee Corporation (“Sino Guarantee”), to its board as a non-executive independent director.

A seasoned chief executive in the financial industry, Mr. Zhou brings to the Company more than 18 years of experience in global organizations, financial institutions and government. Before joining Sino Guarantee, he served as a senior executive for China Export & Credit Insurance Corporation, the official export credit agency in China, and for China Life Insurance Co., Ltd. Mr. Zhou is a Senior Scholar of the Eisenhower Fellowships, the international nonprofit leadership organization, and holds a master’s degree in Economics from Renmin University of China.

“We are delighted to welcome Mr. Zhou to China Rapid Finance’s board of directors,” said Dr. Zane Wang, Founder and CEO of the Company. “He brings a strong track record of business leadership, a customer-centric approach to innovation and technology, and a wealth of asset management and risk control experience in the credit insurance industry that will be helpful as China Rapid Finance continues to expand its services across one of the world’s largest untapped consumer credit markets. We look forward to benefitting from Mr. Zhou’s insights and perspectives.”

“It is an honor to join China Rapid Finance as a Director at this incredibly exciting time of the Company’s expansion,” said Mr. Zhou. “Since inception, the rapid growth of China Rapid Finance’s consumer lending marketplace has reflected the strong demand for affordable credit from China’s 500 million Emerging Middle-class Mobile Active consumers (EMMAs). I am confident that my diversified experience leading different types of financial institutions will help the Company continue to grow and further its mission. I look forward to contributing and supporting the Company on delivering long-term value for shareholders.”

Mr. Zhou becomes the seventh board member of China Rapid Finance, whose global board of directors is comprised of current and former senior executives of Hewlett Packard, McKinsey & Company, Morgan Stanley, UBS, and other prestigious institutions.

About China Rapid Finance

China Rapid Finance operates one of China’s largest consumer lending marketplaces in terms of total number of loans, having facilitated over 20 million loans to over 2.7 million unique borrowers as of June 30, 2017 at a significantly lower borrowing cost than many competitors. The Company deploys machine learning and proprietary decisioning technology to facilitate affordable digital credit for one of the world’s largest untapped consumer credit markets: China’s 500 million Emerging Middle-class Mobile Active consumers (EMMAs). China Rapid Finance operates a pure play marketplace, and does not take credit risk. The Company utilizes its technology to efficiently select quality EMMAs for its platform. China Rapid Finance facilitates smaller, shorter-term initial loans to these EMMAs and then enables larger, longer-term loans for repeat borrowers who demonstrate positive credit behavior. This “low and grow” strategy enables the Company to attract and retain high quality EMMAs who generate significant customer lifetime value. China Rapid Finance was founded by Dr. Zane Wang, who has decades of consumer credit experience in both the U.S. and China, and is governed by a global board of directors. For more information, please visit http://ChinaRapidFinance.InvestorRoom.com.

About Sino Guarantee

Sino Guarantee, a Chinese financial services company that provides financial guarantees for loans and bonds, was founded by JP Morgan Chase, Siemens China and other leading Chinese institutions. Sino Guarantee is currently an indirect shareholder of China Rapid Finance and collaborates with the Company on obtaining institutional lending capital for its online consumer lending marketplace.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, China Rapid Finance’s financial outlook as well as China Rapid Finance’s strategic and operational plans contain forward-looking statements. China Rapid Finance may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Rapid Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in China Rapid Finance’s pursuit of its goals and strategies; the unexpected developments, including slow growth, in the consumer lending market; reduced demand for, and market acceptance of, China Rapid Finance’s products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing activities; competition in the consumer lending market; PRC governmental regulations and policies; and general economic and business conditions in the regions where China Rapid Finance provides products and services. Further information regarding these and other risks is included in China Rapid Finance’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and China Rapid Finance undertakes no duty to update such information except as required under applicable law.

Investor Relations Contacts:

China Rapid Finance

Mao Mao

Tel: +1 (646) 308-1635

Email: IR@crfchina.com

IRResults

Gretchen Lium

Tel: +1 (303) 638-9185

Email: gretchen@irresults.com